16 Sentry Park West Suite 405
                                    1787 Sentry Parkway West Blue Bell, PA 19422
CORSELL LAW GROUP LTD
ATTORNEYS  AT  LAW
                                                             Voice: 215 540 1300
                                                               Fax: 215 540 1301
                                                                 www.corsell.com

July 19, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      INDUSTRY LEADERS FUND ("Registrant")
         File No. 333-62893
         File No. 811-08989

Gentlemen:

On behalf of the above-referenced Registrant, please find enclosed for filing, in accordance with Rule 17g-1: a copy of the Registrant's Joint Insured Bond; a copy of the resolution of a majority of the board of directors who are not "interested persons" of the registered management investment company approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by such company; and a copy of the Registrant's Joint Insured Agreement. Please also accept this correspondence as the required statements that the Premiums for the Bond have been paid and that the amount of the Bond is the same as would have provided and maintained had Registrant not been named as an insured under a joint insured bond.

Please do not hesitate to contact the undersigned, counsel to the Registrant, with any questions or comments relating to this filing.

Very truly yours,


Don E. Felice

                         AGREEMENT AMONG JOINT INSUREDS

                          DATED AS OF DECEMBER 4, 2001

AGREEMENT DATES AS OF the 4th day of December, 2001, by and between Industry Leaders(R) Fund, a Delaware business trust (`the "Trust") and Claremont Investment Partner, LLC (the `Adviser").

                              W I T N E S S E T H:

      WHEREAS, the Trust is a registered investment company required to be covered by a fidelity bond pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "Act"); and

      WHEREAS, Adviser is a registered investment adviser who is the adviser to the Trust;

      WHEREAS, both the Trust and the Adviser are named as joint insureds in a joint insured bond (the "Bond"); and

      WHEREAS, the Trust and the Adviser are required under rule 17g-1(f) of the Act to enter into an agreement among joint insureds;

      NOW THEREFORE, the Trust and the Adviser hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by either the Trust or the Adviser, each covered entity will receive an amount at least equal to the amount which such covered entity would have received has each provided an maintained a single insured bond with minimum coverage required under the Act.

      IN WITNESS WHEREOF, this agreement has been executed as of the day and year first above written.


                                    INDUSTRY LEADERS(R) FUND


                                    By: __________________________________


                                    CLAREMONT INVESTMENT PARTNERS, LLC


                                    By: ___________________________________

Agenda Item No. 4:  Consideration of Joint Fidelity Bond and Agreement
                    Among Joint Insureds Pursuant to Rule 17g-1

      WHEREAS, the Trustees previously authorized the officers of the Fund to obtain a fidelity bond that would continue to cover the Fund for the minimum amount required under Section 17 of the Investment Company Act of 1940 ("1940 Act") and Rule 17g-1 thereunder, and further authorized the officers to consider a fidelity bond that would jointly cover the Fund and its investment adviser, subject to ratification by this Board; and

      WHEREAS, having considered the standard form of the fidelity bond underwritten by Fidelity & Deposit Company of Maryland (the "Joint Bond") as presented to this meeting, together with the amount of the premium, coverage required under applicable provisions of the 1940 Act and such other factors, including the terms of an agreement ("Joint Insured Agreement") between the Fund and its investment adviser (collectively, the "Insureds"), as the Trustees deemed appropriate in accordance with their responsibilities under cited provisions of the 1940 Act ;

      NOW THEREFORE BE IT

      RESOLVED, that the Joint Bond, together with the Joint Insured Agreement relating to the division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1 under the 1940 Act, each in substantially the form presented to this meeting be, and each hereby is, approved and ratified; and be it

      FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized from time to time to increase the amount of the Joint Bond during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule 17g-1 under the 1940 Act, with other terms of the Bond remaining substantially the same, and this Board acknowledges that this approval constitutes advance notice of those increases required to be given to this Board and authorization to pay any increases in premiums, provided that any such increase will be submitted for ratification by this Board at its first regular meeting following the effective date of the increase.

        Chubb Group of Insurance Companies                      DECLARATIONS
                                                                FINANCIAL INSTITUTION INVESTMENT
        15 Mountain View Road, Warren, New Jersey 07059         COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):                   Bond Number: 81942643

INDUSTRY LEADER FUND & CLAREMONT INVESTMENT PARTNERS, LLC
                                                                VIGILANT INSURANCE COMPANY
104 SUMMIT AVENUE                                               Incorporated under the laws of New York
SUMMIT, NJ 07902                                                a stock insurance company herein called the COMPANY

                                                                Capital Center, 251 North Illinois, Suite 1100
                                                                Indianapolis, IN 46204-1927
-------------------------------------------------------------------------------------------------------------------

ITEM 1.     BOND PERIOD: from 12:01 a.m. on June 8, 2006
                           to 12:01 a.m. on June 8, 2007

ITEM 2.     LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

            If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1, sustained by any Investment Company.

                                                                                       DEDUCTIBLE
            INSURING CLAUSE                                    LIMIT OF LIABILITY        AMOUNT
            ---------------                                    ------------------        ------
             1.  Employee                                         $     525,000        $     1,000
             2.  On Premises                                      $     525,000        $     1,000
             3.  In Transit                                       $     525,000        $     1,000
             4.  Forgery or Alteration                            $     525,000        $     1,000
             5.  Extended Forgery                                 $     525,000        $     1,000
             6.  Counterfeit Money                                $     525,000        $     1,000
             7.  Threats to Person                                $ Not Covered        $       N/A
             8.  Computer System                                  $     525,000        $     1,000
             9.  Voice Initiated Funds Transfer Instruction       $ Not Covered        $       N/A
            10.  Uncollectible Items of Deposit                   $ Not Covered        $       N/A
            11.  Audit Expense                                    $ Not Covered        $       N/A

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
            Terrorism Notice Form 10-02-1281

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

 /s/ W. Andrew Macan                            /s/ Thomas F. Motamed
      Secretary                                       President

Countersigned by                                /s/ Robert Hamburger
                  ---------------------        -----------------------------
                                                 Authorized Representative


--------------------------------------------------------------------------------
ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

                  The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

--------------------------------------------------------------------------------
Insuring Clauses

Employee          1.    Loss resulting directly from Larceny or Embezzlement
                        committed by any Employee, alone or in collusion with others.

--------------------------------------------------------------------------------
On Premises       2.    Loss of Property resulting directly from robbery,
                        burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

--------------------------------------------------------------------------------
In Transit        3.    Loss of Property resulting directly from common law or
                        statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

                        a. in an armored motor vehicle, including loading and unloading thereof,

                        b. in the custody of a natural person acting as a messenger of the ASSURED, or

                        c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

                             (1)   written records,

                             (2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

                             (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

                        Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

--------------------------------------------------------------------------------
Insuring Clauses
(continued)

Forgery Or        4.    Loss resulting directly from:
Alteration
                        a.    Forgery on, or fraudulent material alteration of,
                              any bills of exchange, checks, drafts,
                              acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

                        b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

                        excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                        For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

--------------------------------------------------------------------------------
Extended Forgery  5.    Loss resulting directly from the ASSURED having, in good
                        faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                        a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

                              (1) bear a Forgery or a fraudulently material alteration,

                              (2)   have been lost or stolen, or

                              (3)   be Counterfeit, or

                        b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

                        Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

Insuring Clauses

Extended Forgery        For the purpose of this INSURING CLAUSE, a mechanically
(continued)             reproduced facsimile signature is treated the same as a
                        handwritten signature.

--------------------------------------------------------------------------------
Counterfeit       6.    Loss resulting directly from the receipt by the ASSURED
Money                   in good faith of any Counterfeit money.

--------------------------------------------------------------------------------
Threats To        7.    Loss resulting directly from surrender of Property away
Person                  from an office of the ASSURED as a result of a threat
                        communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a
                        Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

                        a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                        b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                        It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

--------------------------------------------------------------------------------
Computer System   8.    Loss resulting directly from fraudulent:

                        a.    entries of data into, or

                        b. changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:

                              (1) funds or other property to be transferred, paid or delivered,

                              (2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

                              (3) an unauthorized account or a fictitious account to be debited or credited.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

--------------------------------------------------------------------------------
Insuring Clauses
(continued)

Voice Initiated   9.    Loss resulting directly from Voice Initiated Funds
Funds Transfer          Transfer Instruction directed to the ASSURED authorizing
Instruction             the transfer of dividends or redemption proceeds of
                        Investment Company shares from a Customer's account, provided such Voice Initiated Funds Transfer Instruction was:

                        a. received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

                        b.    made by a person purporting to be a Customer, and

                        c. made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

                        In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

--------------------------------------------------------------------------------
Uncollectible     10.   Loss resulting directly from the ASSURED having credited
Items of Deposit        an account of a customer, shareholder or subscriber on
                        the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

                        a.    redemptions or withdrawals to be permitted,

                        b.    shares to be issued, or

                        c.    dividends to be paid,

                        from an account of an Investment Company.

                        In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                        Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

--------------------------------------------------------------------------------
Audit Expense     11.   Expense incurred by the ASSURED for that part of the
                        cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

General Agreements


Additional        A.    If more than one corporation, or Investment
Companies               Company, or any combination of them is included as
Included As             the ASSURED herein:
Assured
                        (1)   The total liability of the COMPANY under this Bond
                              for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                        (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                        (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                        (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                        (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

--------------------------------------------------------------------------------
Representation    B.    The ASSURED represents that all information it has
Made By Assured         furnished in the APPLICATION for this Bond or otherwise
                        is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

                        The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                        Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

--------------------------------------------------------------------------------
General Agreements
(continued)

Additional        C.    If the ASSURED, other than an Investment Company, while
Offices Or              this Bond is in force, merges or consolidates with, or
Employees -             purchases or acquires assets or liabilities of another
Consolidation,          institution, the ASSURED shall not have the coverage
Merger Or Purchase      afforded under this Bond for loss which has:
Or Acquisition Of
Assets Or               (1)   occurred or will occur on premises, or
Liabilities -
Notice To Company       (2)   been caused or will be caused by an employee, or

                        (3) arisen or will arise out of the assets or liabilities,

                        of such institution, unless the ASSURED:

                        a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                        b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                        c. on obtaining such consent, pays to the COMPANY an additional premium.

--------------------------------------------------------------------------------
Change Of         D.    When the ASSURED learns of a change in control (other
Control - Notice        than in an Investment Company), as set forth in Section
To Company              2(a) (9) of the Investment Company Act of 1940, the
                        ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:


                        (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

                        (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                        (3)   the total number of outstanding voting securities.

                        Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

--------------------------------------------------------------------------------
Court Costs And   E.    The COMPANY will indemnify the ASSURED for court costs
Attorneys' Fees         and reasonable attorneys' fees incurred and paid by the
                        ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                        (1) an Employee admits to being guilty of Larceny or Embezzlement,

                        (2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

General Agreements

Court Costs And         (3)   in the absence of 1 or 2 above, an arbitration
Attorneys' Fees               panel agrees, after a review of an agreed
(continued)                   statement of facts between the COMPANY and the
                              ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

                        The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                        If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                        If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                        If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                        If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                        Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Definitions       1.    As used in this Bond:

                        a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                        b. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                        c. Custodian means the institution designated by an investment Company to maintain possession and control of its assets.

                        d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

                        e.    Employee means:

                              (1)   an officer of the ASSURED,

                              (2)   a natural person while in the regular
                                    service of the ASSURED at any of the
                                    ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

                              (3)   a guest student pursuing studies or
                                    performing duties in any of the ASSURED'S premises,

                              (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

                              (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

                              (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

                              (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19

Conditions And
Limitations

Definitions                   (8)   each natural person, partnership or
(continued)                         corporation authorized by written agreement
                                    with the ASSURED to perform services as
                                    electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

                                    a.    creating, preparing, modifying or
                                          maintaining the ASSURED'S computer
                                          software or programs, or

                                    b.    acting as transfer agent or in any
                                          other agency capacity in issuing
                                          checks, drafts or securities for the
                                          ASSURED,

                              (9)   any partner, officer or employee of an
                                    investment advisor, an underwriter
                                    (distributor), a transfer agent or
                                    shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

                                    The term Employee shall not include any
                                    partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                    a.    which is not an "affiliated person"
                                          (as defined in Section 2(a) of the
                                          Investment Company Act of 1940) of an
                                          Investment Company or of the
                                          investment advisor or underwriter
                                          (distributor) of such Investment
                                          Company, or

                                    b.    which is a "bank" (as defined in
                                          Section 2(a) of the Investment Company
                                          Act of 1940).

                                          This Bond does not afford coverage in
                                          favor of the employers of persons as
                                          set forth in e. (4), (5) and (8)
                                          above, and upon payment to the ASSURED
                                          by the COMPANY resulting directly from
                                          Larceny or Embezzlement committed by
                                          any of the partners, officers or
                                          employees of such employers, whether
                                          acting alone or in collusion with
                                          others, an assignment of such of the
                                          ASSURED'S rights and causes of action
                                          as it may have against such employers
                                          by reason of such acts so committed
                                          shall, to the extent of such payment,
                                          be given by the ASSURED to the
                                          COMPANY, and the ASSURED shall execute
                                          all papers necessary to secure to the
                                          COMPANY the rights provided for
                                          herein.

                                    Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                                    Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Definitions             f.    Forgery means the signing of the name of another
(continued)                   natural person with the intent to deceive but does
                              not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                        g. Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                        h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

                        i. Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                        j. Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                        k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

                        l. Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

Conditions And
Limitations

Definitions             m.    Subsidiary means any organization that, at the
(continued)                   inception date of this Bond, is named in the
                              APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                        n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                        o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

                        P. Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

                        q. Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

                        For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

--------------------------------------------------------------------------------
General           2.    This bond does not directly or indirectly cover:
Exclusions -
Applicable to All       a.    loss not reported to the COMPANY in writing within
Insuring Clauses              sixty (60) days after termination of this Bond as
                              an entirety;

                        b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                        c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                        d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                        e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                        f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                        g. loss resulting from indirect or consequential loss of any nature;


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

General                 h.    loss resulting from dishonest acts by any member
Exclusions -                  of the Board of Directors or Board of Trustees of
Applicable to All             the ASSURED who is not an Employee, acting alone
Insuring Clauses              or in collusion with others;
(continued)
                        i.    loss, or that part of any loss, resulting solely
                              from any violation by the ASSURED or by any
                              Employee:

                              (1)   of any law regulating:

                                    a.    the issuance, purchase or sale of
                                          securities,

                                    b.    securities transactions on security or
                                          commodity exchanges or the over the
                                          counter market,

                                    c.    investment companies,

                                    d.    investment advisors, or

                              (2) of any rule or regulation made pursuant to any such law; or

                        j. loss of confidential information, material or data;

                        k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

--------------------------------------------------------------------------------

Specific          3.    This Bond does not directly or indirectly cover:
Exclusions -
Applicable To All       a.    loss caused by an Employee, provided, however,
Insuring Clauses              this Section 3.a. shall not apply to loss covered
Except Insuring               under INSURING CLAUSE 2. or 3. which results
Clause 1.                     directly from misplacement, mysterious
                              unexplainable disappearance, or damage or destruction of Property;

                        b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                              (1) to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

                              (2) to do damage to the premises or Property of the ASSURED;

                        c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

                        d. loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                        e.    loss of property while in the mail;


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

Conditions And
Limitations

Specific                f.    loss resulting from the failure for any reason of
Exclusions -                  a financial or depository institution, its
Applicable To All All         receiver or other liquidator to pay or deliver
Insuring Clauses ses          funds or other Property to the ASSURED provided
Except Insuring               further that this Section 3.f. shall not apply to
Clause 1.                     loss of Property resulting directly from robbery,
(continued)                   burglary, misplacement, mysterious unexplainable
                              disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

                        g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                        h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

                        i. loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

--------------------------------------------------------------------------------
Specific          4.    This bond does not directly or indirectly cover:
Exclusions -
Applicable to All       a.    loss resulting from the complete or partial
Insuring Clauses              non-payment of or default on any loan whether such
Except Insuring               loan was procured in good faith or through trick,
Clauses 1., 4.,               artifice, fraud or false pretenses; provided,
and 5.                        however, this Section 4.a. shall not apply to
                              INSURING CLAUSE 8.;

                        b.    loss resulting from forgery or any alteration;

                        c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

--------------------------------------------------------------------------------
Limit Of          5.    At all times prior to termination of this Bond, this
Liability/Non-          Bond shall continue in force for the limit stated in the
Reduction And           applicable sections of ITEM 2. of the DECLARATIONS,
Non-Accumulation        notwithstanding any previous loss for which the COMPANY
Of Liability            may have paid or be liable to pay under this Bond
                        provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                        a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

                        b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

                        c. all acts, other than those specified in a. above, of any one person, or


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Limit Of                d.    any one casualty or event other than those
Liability/Non-                specified in a., b., or c. above,
Reduction And
Non-Accumulation        shall be deemed to be one loss and shall be limited to
Of Liability            the applicable LIMIT OF LIABILITY stated in ITEM 2. of
(continued)             the DECLARATIONS of this Bond irrespective of the total
                        amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                        All acts, as specified in c. above, of any one person which

                        i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                        ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

--------------------------------------------------------------------------------
Discovery         6.    This Bond applies only to loss first discovered by an
                        officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                        a. facts which may subsequently result in a loss of a type covered by this Bond, or

                        b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                        regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

--------------------------------------------------------------------------------
Notice To         7.    a.    The ASSURED shall give the COMPANY notice thereof
Company - Proof -             at the earliest practicable moment, not to exceed
Legal Proceedings             sixty (60) days after discovery of loss, in an
Against Company               amount that is in excess of 50% of the applicable
                              DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

                        b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                        c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                        d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                        e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

Conditions And
Limitations

Notice To               f.    Proof of loss involving Voice Initiated Funds
Company - Proof -             Transfer Instruction shall include electronic
Legal Proceedings             recordings of such instructions.
Against Company
(continued)

--------------------------------------------------------------------------------
Deductible
Amount            8.    The COMPANY shall not be liable under any INSURING
                        CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                        There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

--------------------------------------------------------------------------------
Valuation         9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                        The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                        The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

                        In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

                        OTHER PROPERTY

                        The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations
(continued)

Securities
Settlement        10.   In the event of a loss of securities covered under this
                        Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                        The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                        a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                        b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                        c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                        The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                        The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                        The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

--------------------------------------------------------------------------------
Subrogation -     11.   In the event of a payment under this Bond, the COMPANY
Assignment -            shall be subrogated to all of the ASSURED'S rights of
Recovery                recovery against any person or entity to the extent of
                        such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                        Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                        a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                        b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                        c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

Conditions And
Limitations

Subrogation -           d.    fourth, to the ASSURED in satisfaction of any loss
Assignment -                  suffered by the ASSURED which was not covered
Recovery                      under this Bond.
(continued)
                        Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

--------------------------------------------------------------------------------
Cooperation Of    12.   At the COMPANY'S request and at reasonable times and
Assured                 places designated by the COMPANY, the ASSURED shall:

                        a. submit to examination by the COMPANY and subscribe to the same under oath,

                        b. produce for the COMPANY'S examination all pertinent records, and

                        c. cooperate with the COMPANY in all matters pertaining to the loss.

                        The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

--------------------------------------------------------------------------------
Termination       13.   If the Bond is for a sole ASSURED, it shall not be
                        terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                        If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                        This Bond will terminate as to any one ASSURED, other than an Investment Company:

                        a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                        b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                        c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                        The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Termination             If any partner, director, trustee, or officer or
(continued)             supervisory employee of an ASSURED not acting in
                        collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                        a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

                        b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                        The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

--------------------------------------------------------------------------------
Other insurance   14.   Coverage under this Bond shall apply only as excess over
                        any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                        a.    the ASSURED,

                        b.    a Transportation Company, or

                        c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

--------------------------------------------------------------------------------
Conformity        15.   If any limitation within this Bond is prohibited by any
                        law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

--------------------------------------------------------------------------------
Change or         16.   This Bond or any instrument amending or affecting this
Modification            Bond may not be changed or modified orally. No change in
                        or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                        If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

[LOGO]
CHUBB
--------------------------------------------------------------------------------

Conditions And
Limitations

Change or               If this Bond is for a joint ASSURED, no charge or
Modification            modification which would adversely affect the rights of
(continued)             the ASSURED shall be effective prior to sixty (60) days
                        after written notice has been furnished to all insured
                        Investment Companies and to the Securities and Exchange
                        Commission, Washington, D.C., by the COMPANY.





















--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

                                  Chubb & Son, div. of Federal Insurance Company
                                        as manager of the member insurers of the
                                              Chubb Group of Insurance Companies

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.


Form 10-02-1281 (Ed. 1/2003)